129109
                                                             SUB-ITEM 77D

The Board of Trustees of MFS High Income Municipal Trust (CXE) has approved changes to the investment objective and policies of the fund. Effective December 21, 2007, CXEs investment objective of seeking to provide high current income generally exempt from federal income tax with a secondary objective to seek total return was revised to provide that CXE will seek high current income exempt from federal income tax but may also consider capital appreciation. Significant changes to CXEs principal investment strategies are described below.

The following percentage limitations on certain types of investments have been eliminated to allow the portfolio manager more flexibility to invest in appropriate securities:

- 80% in debt securities consistent with objective;
- Less than 15% in inverse floaters; and
- Less than 5% in the lowest rated category.

The percentage limitation of investing less than 25% in industrial revenue bonds has been eliminated and the funds principal investment strategy states, MFS may invest 25% or more of the funds total assets in municipal instruments that finance similar projects, such as those relating to education, healthcare, housing, utilities, water, or sewer.

The percentage limitation of investing less than 20% in short-term U.S.
 government securities, repurchase agreements, or highly rated short-term notes if suitable short-term municipal instruments not available, and the investment strategy stating the fund may invest less than 20% for temporary purposes have each been eliminated and the funds principal investment strategy states that in response to market, economic, political, or other conditions, MFS may depart from the funds principal investment strategies by temporarily investing for defensive purposes.

The investment  strategy of typically  investing in medium and lower quality securities has been eliminated and the funds principal investment strategy states, MFS may invest up to 100% of the funds assets in lower quality debt instruments, including those that are in default.

The investment strategy of investing a substantial portion of the funds assets in unrated securities and the investment strategy stating the fund may invest its assets in higher quality securities have each been eliminated.